INTERNATIONAL BANK FOR RECONSTRUCTION        1818 H Street N.W.        (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                              Washington, D.C. 20433    Cable Address:  INTBAFRAD
                                             U.S.A.

                                                              FILE NO. 1-3431
                                                              REGULATION BW
                                                              RULE 3


                                                              December 11, 2003

VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

      Attached please find a Report dated December 11, 2003 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 35,000,000 Fixed to Variable Interest Rate Index-Linked Notes due December 10, 2013, issued under the Bank's Global Debt Issuance Facility.

                                                         Sincerely yours,

                                                         /s/ Alessandra Iorio

                                                         Alessandra Iorio
                                                         Acting Chief Counsel,
                                                         Finance

Attachments

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549





                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




                                In respect of its
   U.S. Dollar 35,000,000 Fixed to Variable Interest Rate Index-Linked Notes,
                              due December 10, 2013




                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: December 11, 2003

      The following information regarding the U.S. Dollar 35,000,000* Fixed to Variable Interest Rate Index-Linked Notes due December 10, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

      Item 1.  DESCRIPTION OF OBLIGATIONS
               --------------------------

      (a) U.S. Dollar 35,000,000 Fixed to Variable Interest Rate Index-Linked Notes due December 10, 2013.

      (b) The interest rate will be a fixed rate of 3.00 percent for the period from December 10, 2003 to January 10, 2004. Thereafter, the interest shall be calculated according to the following formula:

                        CPIt - CPIt - 12
                        ---------------- * 1.40
                           CPIt - 12

where:

- "CPIt" means the current level of the non-seasonally adjusted US City Average All Items Consumer Price Index for all Urban Consumers ("CPI-U
      (NSA)") as calculated and published monthly (unrevised) by the Bureau of Labor Statistics of the US Department of Labor, for the month that is four months prior to the month in which the relevant interest payment date falls, and

- "CPIt-12" means the current level of CPI-U (NSA) for the month that is sixteen months prior to the month in which the relevant interest payment date falls.

Interest payment dates will be the tenth day of each month, commencing on January 10, 2004 and ending on December 10, 2013.

      (c) Maturing December 10, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

      (d) Not applicable.

--------
* The principal amount of the Notes was increased to U.S. Dollar 35,000,000 on November 19, 2003.

      (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

      (f) Not applicable.

      (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

      (h) See Prospectus, pages 6-10.

      (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

      Item 2.  DISTRIBUTION OF OBLIGATIONS
               ---------------------------

      As of December 8, 2003, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 35,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes was expected to be made on or about December 10, 2003.

      The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

      Item 3.  DISTRIBUTION SPREAD
               -------------------

              PRICE TO                  SELLING DISCOUNTS          PROCEEDS TO
               PUBLIC                    AND COMMISSIONS           THE BANK(1)
               ------                    ---------------           -----------
        Per Unit: 100.00%                    1.25%                    98.75%
      Total: USD 35,000,000               USD 312,500             USD 34,562,500

      Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS
               ---------------------------------------------------------

               None

      Item 5.  OTHER EXPENSES OF DISTRIBUTION
               ------------------------------

      As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

----------------
(1)  Without deducting expenses of the Bank, which are not yet known.

      Item 6.  APPLICATION OF PROCEEDS
               -----------------------

      The net proceeds will be used in the general operations of the Bank.

      Item 7.  EXHIBITS
               --------

      A. Pricing Supplement dated December 8, 2003

      B. Terms Agreement dated December 8, 2003

                                                                       EXHIBIT A

PRICING SUPPLEMENT


                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2716


                                  US$35,000,000
            FIXED TO VARIABLE INTEREST RATE INDEXED-LINKED NOTES DUE
                                 DECEMBER 2013





                                 MORGAN STANLEY




             THE DATE OF THIS PRICING SUPPLEMENT IS DECEMBER 8, 2003

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1        No.:                                              2716

2        Aggregate Principal Amount:                       US$35,000,000

3        Issue Price:                                      100.00 percent of the Aggregate Principal Amount

4        Issue Date:                                       December 10, 2003

5        Form of Notes (Condition 1(a)):                   Registered Notes only

6        Authorized Denominations                          US$1,000
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         December 10, 2013

9        Interest Basis (Condition 5):                     (i)      Fixed Interest Rate (Condition 5(I)) in
                                                                    respect of the period beginning on and
                                                                    including the Issue Date and ending on
                                                                    but excluding January 10, 2004;

                                                           (ii)     Variable Interest Rate (Condition 5(II))
                                                                    in respect of the period beginning on
                                                                    and including January 10, 2004 to but
                                                                    excluding the Maturity Date; and

                                                           (iii)    Calculations of the Variable Rate of
                                                                    Interest based on the formulae set
                                                                    out herein shall be expressed as
                                                                    a percentage and shall be rounded to five
                                                                    decimal places, and calculations
                                                                    of relevant Interest Amounts
                                                                    shall be rounded to three
                                                                    decimal places

10       Fixed Interest Rate (Condition 5(I)):

(a)      Interest Rate:                                    3.00 percent per annum

(b)      Fixed Rate Interest Payment Date(s):              January 10, 2004

                                                     2


         (c)   Fixed Rate Day Count Fraction(s)            Actual/Actual - ISDA meaning:
               if not 30/360 basis:

                                                                    the actual number of days in the
                                                                    Interest Period in respect of which
                                                                    payment is being made divided by 365
                                                                    (or, if any portion of that Interest
                                                                    Period falls in a leap year, the sum of
                                                                    (i) the actual number of days in that
                                                                    portion of the Interest Period falling
                                                                    in a leap year divided by 366 and (ii)
                                                                    the actual number of days in that
                                                                    portion of the Interest Period falling
                                                                    in a non-leap year divided by 365)

11       Variable Interest Rate (Condition 5(II)):

         (a) Variable Rate of Interest:

                                                           (i)      Notwithstanding the provisions of
                                                                    Condition 5(II)(b) the Variable Rate of
                                                                    Interest for each Interest Period shall
                                                                    be determined by the Calculation Agent
                                                                    as soon as practicable on the relevant
                                                                    Variable Rate Interest Determination
                                                                    Date in accordance with the formula set
                                                                    out in sub-paragraph (ii) below (save
                                                                    that the result of the calculation based
                                                                    on such formula shall not be less than
                                                                    zero).

                                                           (ii)                    CPIt - CPIt-12
                                                                                  ---------------- * 1.4
                                                                                      CPIt-12

                                                           where:

                                                                    "CPIt" means, for the purposes of each
                                                                    Variable Interest Period, the respective
                                                                    level of the Index (as defined in
                                                                    paragraph 12(b)) for the month (the
                                                                    "RELEVANT MONTH FOR CPIt" as set out in
                                                                    full below) which is three months prior
                                                                    to the month in which the first day of
                                                                    such Variable Interest Period falls
                                                                    (where such Index has been published and
                                                                    reported in the second calendar month
                                                                    prior to the month in which the first
                                                                    day of such Variable Interest Period
                                                                    falls), and

                                                                    "CPIt-12" means, for the purposes of
                                                                    each Variable Interest Period, the
                                                                    respective level of the Index for the

                                                     3


                                                                    month (the "RELEVANT MONTH FOR CPIt-12"
                                                                    as set out in full below) which is
                                                                    fifteen months prior to the month in
                                                                    which the first day of such Variable
                                                                    Interest Period falls (where such Index
                                                                    has been published and reported in the
                                                                    fourteenth calendar month prior to the
                                                                    month in which the first day of such
                                                                    Variable Interest Period falls),

                                                           as set out below:

 VARIABLE RATE INTEREST PAYMENT DATE         RELEVANT MONTH FOR CPIt           RELEVANT MONTH FOR CPIt-12
          February 10, 2004                       October 2003                        October 2002

            March 10, 2004                        November 2003                       November 2002

            April 10, 2004                        December 2003                       December 2002

             May 10, 2004                         January 2004                        January 2003

            June 10, 2004                         February 2004                       February 2003

            July 10, 2004                          March 2004                          March 2003

           August 10, 2004                         April 2004                          April 2003

          September 10, 2004                        May 2004                            May 2003

           October 10, 2004                         June 2004                           June 2003

          November 10, 2004                         July 2004                           July 2003

          December 10, 2004                        August 2004                         August 2003

           January 10, 2005                      September 2004                      September 2003

                                                     4


  and thereafter, on the 10th day of     and thereafter, each successive     and thereafter, each successive
 each successive month ending on the     month ending on (and including)     month ending on (and including)
            Maturity Date                          August 2013                         August 2012

         (b)     Index:                                    See paragraph 12(b)

         (c)     Variable Rate Interest Payment Dates:     The 10th day of each month, commencing on February 10,
                                                           2004 and ending on the Maturity Date

         (d)     Variable Interest Period:                 The period beginning on (and including) a Variable Rate
                                                           Interest Payment Date to (but excluding) the next
                                                           succeeding Variable Rate Interest Payment Date, save in
                                                           the case of the first Variable Interest Period which
                                                           begins on January 10, 2004

         (e)     Calculation Agent:                        Citibank, N.A.

         (f)     Variable Rate Interest                    Five Relevant Business Days before the commencement of
                 Determination Date:                       the relevant Variable Interest Period

12       Other Variable Interest Rate Terms
         (Condition 5(II) and (III)):

         (a)     Variable Rate Day Count Fraction(s) if    Actual/Actual - ISDA (as defined in
                 not actual/360:                           paragraph 10(c))

         (b)     Other terms (including fall back          "Index" or "Index Figure" means the
                 provisions) relating to the method of     non-seasonally adjusted US City Average
                 calculating the Variable Rate of          All Items Consumer Price Index for all
                 Interest or Interest Amounts, the         Urban Consumers as calculated and published
                 value of which is based upon the level    monthly (unrevised) by the Bureau of Labor Statistics
                 of the Index:                             of the US Department of Labor (the "SPONSOR") on
                                                           Bloomberg page CPURNSA. The first publication of the
                                                           Index figure (disregarding estimates) by the Sponsor
                                                           for a given month shall be final. Any corrections
                                                           or revisions shall be disregarded.

                                                          (i) DELAY IN PUBLICATION OF INDEX

                                                          If the Index for a month (which is required for
                                                          the purpose of the Variable Rate of Interest in
                                                          respect of the Interest Period or the
                                                          calculation of amounts in respect thereof) is
                                                          not reported by the last day of the following
                                                          month, the United States Department of the
                                                          Treasury (the "US TREASURY") has indicated that
                                                          it will announce an index number based on the
                                                          last twelve-month change in the Index available
                                                          (the "SUBSTITUTE INDEX NUMBER"). Any
                                                          calculations that rely on the level of the Index
                                                          for such month will be based on the Substitute
                                                          Index Number. The formula for calculating the
                                                          Substitute Index Number to be used by the US
                                                          Treasury is:

                                                     5


                                                                           CPIt-1          1
                                                          CPIt-1 * 1 + ---------------- *  --
                                                                           CPIt-13         12

                                                          where:

                                                          CPIt-1 means the level of the Index for the one
                                                          month preceding the month which is three months
                                                          prior to the month in which the first day of the
                                                          relevant Variable Interest Period falls; and

                                                          CPIt-13 means the level of the Index for the one
                                                          month preceding the month which is fifteen
                                                          months prior to the month in which the first day
                                                          of the relevant Variable Interest Period falls.

                                                          This Substitute Index Number will be used for
                                                          all subsequent calculations that rely on the
                                                          level of the Index for such month and will not
                                                          be replaced by the actual Index when it is
                                                          reported.

                                                          In the event that the Secretary of the US
                                                          Treasury has not announced on the fifth Relevant
                                                          Business Day prior to the Variable Rate Interest
                                                          Determination Date of the relevant Variable
                                                          Interest Period, a Substitute Index Number
                                                          pursuant to this sub-paragraph, then the
                                                          Calculation Agent will determine the Substitute
                                                          Index Number based on the following formula:

                                                                          CPIt-n           n
                                                          CPIt-n * 1 + ---------------- *  --
                                                                         CPIt-n-12         12

                                                          where:
                                                          CPIt-n means the level of the Index for that
                                                          month which is the most recently published prior
                                                          to the month which is three months prior to the
                                                          month in which the first day of the relevant
                                                          Variable Interest Period falls;

                                                          CPIt-n-12 means the level of the Index for that
                                                          month which is twelve months prior to the month
                                                          which is the relevant month for establishing the
                                                          level of the Index and which comprises CPIt-n
                                                          (within the same formula); and

                                                          "n" means the number of months between (i) the
                                                          month which is three months prior to the month
                                                          in which the first day of the relevant Variable
                                                          Interest Period falls and (ii) the month prior
                                                          thereto in respect of which the Index has been
                                                          most recently published (counting, for the
                                                          purposes of "n", such month).

                                                     6


                                                          (ii) CESSATION OF OR FUNDAMENTAL CHANGES TO
                                                          INDEX

                                                          If the Index ceases to be calculated or
                                                          published by the Sponsor, but is calculated or
                                                          published by a successor entity without any
                                                          modification of the calculation formula, the
                                                          Index used shall be the Index calculated or
                                                          published by such successor. If the Index ceases
                                                          to be published or if any change is made which,
                                                          in the reasonable opinion of the Calculation
                                                          Agent constitutes a fundamental change in the
                                                          rules governing the Index, the Calculation Agent
                                                          at its sole discretion shall use in its
                                                          determination a substitute index, provided that
                                                          the use of such substitute index results in an
                                                          economic outcome which is similar to that which
                                                          would have resulted had the Index been used. The
                                                          Index shall be replaced by the substitute index
                                                          so determined and references to the Index shall
                                                          be construed accordingly.

                                                          (iii) BASE REVISION

                                                          If, at any time while the Notes are outstanding,
                                                          the Index is revised to a new base date, the
                                                          Calculation Agent may at its sole discretion
                                                          make any adjustments which it considers
                                                          reasonable to ensure that the economic
                                                          equivalent of the transaction is preserved (to
                                                          the extent reasonably practicable). In the event
                                                          that the Calculation Agent determines that it is
                                                          not reasonably practicable to make such
                                                          adjustments, the Index for such month shall be
                                                          the Index last published before such revision.

         (c)   Good Faith and Commercially                In making the decisions and determinations set
               Reasonable Actions by the                  forth in the preceding paragraphs, the
               Calculation Agent:                         Calculation Agent will at all times act in good
                                                          faith and in a commercially reasonable manner.
                                                          In making determinations under the preceding
                                                          paragraphs, the Calculation Agent may consult
                                                          with the Manager, which has entered into an
                                                          offsetting swap transaction with the Bank in
                                                          relation to the Notes. Notwithstanding the
                                                          possibility of such consultations, the
                                                          Calculation Agent shall make its own independent
                                                          judgments in connection with determinations to
                                                          be made by it under paragraph 12(b).

13       Relevant Financial Centre:                       New York

14       Relevant Business Day:                           New York and London

                                                     7



15       Issuer's Optional Redemption                      No
         (Condition 6(e)):

16       Redemption at the option of the Noteholders       No
         (Condition 6(f)):

17       Early Redemption Amount (including accrued        Principal amount of the Notes to be redeemed plus
         interest, if applicable) (Condition 9):           accrued interest thereon

18       Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange):         Luxembourg

2        Details of Clearance System approved by the       DTC, Clearstream Banking, societe anonyme and Euroclear
         Bank and the Global Agent and Clearance and       Bank S.A./N.V., as operator of the Euroclear System.
         Settlement Procedures:                            Payment for the Notes will be on a delivery versus
                                                           paymentbasis

3        Syndicated:                                       No


4        Commissions and Concessions:                      Combined management, underwriting and selling commission
                                                           of 1.25 percent of the Aggregate Principal Amount
5        Codes:

         (a)    ISIN                                       US45905UDJ07

         (b)    Common Code                                018136562

6        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7        Provisions for Registered Notes:

         (a)    Individual Definitive Registered Notes     No. Interests in the DTC Global Note will be
                Available on Issue Date:                   exchangeable for Definitive Registered Notes only in the
                                                           limited circumstances described in the Prospectus

         (b)    DTC Global Note(s):                        Yes; one

         (c)    Other Registered Global Notes:             No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2003

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                          Each Dealer is required to comply with all applicable
                                                         provisions of the Financial Services and Markets Act 2000
                                                         with respect to anything done by it in relation to the
                                                         Notes in, from or otherwise involving the United Kingdom

                                                     8


                                                         INTERNATIONAL BANK FOR
                                                         RECONSTRUCTION AND DEVELOPMENT

                                                         By:

                                                         Authorized Officer

                                                     9

                                 ANNEX
                      INFORMATION ABOUT THE INDEX


The information contained in this Annex relating to the Index consists of extracts from or summaries of information that is publicly available (unless otherwise stated). The Bank has not independently verified any such information, and does not accept any responsibility for error or omission. The Bank makes no representation or warranty, whether express or implied, as to the completeness or accuracy of such information. Investors may acquire such further information as they deem necessary in relation to the Index from such publicly available information as they deem appropriate. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgment and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Bank.

Given the highly specialised nature of these Notes, the Bank considers that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment linked to indexes.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

1        WHAT IS THE CPI?

         The Consumer Price Index ("CPI") is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services.

2        HOW IS THE CPI CALCULATED?

         The CPI is a product of a series of interrelated samples. First, using data from the 1990 Census of population, the Bureau of Labor Statistics ("BLS") selects the urban areas from which prices are to be collected and chooses the housing units within each area that are eligible for use in the shelter component of the CPI. The Census of Population also provides data on the number of consumers represented by each area selected as a CPI price collection area. Next, another sample (of about 16,800 families each year) serves as the basis for a Point-of-Purchase Survey that identifies the places where households purchase various types of goods and services. The CPI is calculated on a monthly basis.

3        HOW IS THE CPI MARKET BASKET DETERMINED?

         The CPI market basket is developed from detailed expenditure information provided by families and individuals on what they actually bought. For the current CPI, this information was collected from the Consumer Expenditure Survey over the three years 1993, 1994, and 1995. In each of these three years, more than 5,000 families from around the country provided information on their spending habits in a series of quarterly interviews. To collect information on frequently purchased items such as food and personal care products, another 5,000 families in each of the 3 years kept diaries listing everything they bought during a 2-week period. Altogether, more than 30,000 individuals and families provided expenditure information for use in determining the importance, or weight, of over 2000 categories in the CPI index structure.

4        PUBLICATION

         Through the internet, the BLS provides free, easy, and continuous access to all published CPI data and press releases. The most recent month's CPI is made available immediately at the time of release. The CPI homepage is accessible via http://www.bls.gov/cpi/home.htm. A database, called LABSTAT, containing current and historical data for the CPI is accessible via the BLS website at http://www.bls.gov.

                                                  Source:www.bls.gov

EVOLUTION OF THE INDEX OVER A 2 YEAR PERIOD

          Jan      Feb      Mar      Apr      May     Jun      July     Ago      Sept    Oct      Nov      Dec
2001      -        -        -        -        -       -        -        -        -       177.7    177.4    176.7
2002      177.1    177.8    178.8    179.8    179.8   179.9    180.1    180.7    181     181.3    181.3    180.9
2003      181.7    183.1    184.2    183.8    183.5   183.7    183.9    184.6    185.2   185      -        -

*Source: www.bls.gov

                                          INTERNATIONAL BANK FOR
                                      RECONSTRUCTION AND DEVELOPMENT
                                             1818 H Street, NW
                                          Washington, D.C. 20433


                                               GLOBAL AGENT


                                              CITIBANK, N.A.
                                              P.O. Box 18055
                                            5 Carmelite Street
                                              London EC4Y 0PA




                                             CALCULATION AGENT

                                              CITIBANK, N.A.
                                              P.O. Box 18055
                                            5 Carmelite Street
                                              London EC4Y 0PA




                                         LISTING AND SPECIAL AGENT
                                             AND PAYING AGENT

                                      BNP PARIBAS SECURITIES SERVICES
                                       23, Avenue de la Porte-Neuve
                                             L-2085 Luxembourg




                                       LEGAL ADVISERS TO THE MANAGER

                                                LINKLATERS
                                              One Silk Street
                                              London EC2Y 8HQ

                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2716
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



December 8, 2003

International Bank for Reconstruction
and Development (the "BANK")
1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you the Bank's US$35,000,000 Fixed to Variable Interest Rate Index-Linked Notes due December 10, 2013 (the "NOTES"), described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT"), at 11.00 a.m. (New York time) on December 10, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$34,562,500 (the "PURCHASE PRICE") (being the sum of 100.00 percent of the aggregate principal amount of the Notes less a combined management, underwriting and selling commission of 1.25 percent of the aggregate principal amount of the Notes), on the terms set forth herein and in the standard provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the prospectus dated October 7, 1997 (the "PROSPECTUS"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following additional terms shall apply to the offering:

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1        The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
         International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the Purchase Price specified above (being equal to the issue price of 100.00 percent of the aggregate principal amount of the Notes less a combined management, underwriting and selling commission of 1.25 percent of the aggregate principal amount of the Notes).

2 The Purchase Price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

                Morgan Stanley & Co. International Limited
                25 Cabot Square
                Canary Wharf
                London E14 4QA


         Attention:   Global Capital Markets - Head of Transaction
                      Management Group
         Telephone:   +44 (0)20 7677 7799
         Telex:       8812564 MORSTN G
         Fax:         +44 (0)20 7677 7999

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

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MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:



CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title:

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